UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

06 February  2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc ("the Company") Voting Rights and Capital

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6th February 2014

RE-ISSUE OF TREASURY SHARES

CRH plc announces that on 5th February 2014, it transferred to a participant in an employee share scheme 2,000 Ordinary Shares at a price of €16.58 per Ordinary Share.

Following the above transaction, CRH plc holds 5,923,269 Ordinary Shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 733,308,331.

Contact
Neil Colgan
Company Secretary
Tel: +353 1 634 4340

CRH public limited company
(Registrant)

Date: 06 February 2014
By:___/s/Maeve Carton___
M. Carton
Finance Director